UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number      1-1232


 The Cincinnati Gas & Electric Company
            (Exact name of registrant as specified in its charter)

 139 East Fourth Street, Cincinnati, OH 45202 (513)421-9500
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 The Cincinnati Gas & Electric Company, 4% Series Cumulative Preferred Stock
           (Title of each class of securities covered by this Form)

 See attachment.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule l2g-4(a)(l)(i)                       Rule l2h-3(b)(l)(i)  X

         Rule l2g-4(a)(l)(ii)                      Rule 12h-3(b)(1)(ii)

         Rule l2g-4(a)(2)(i)                       Rule l2h-3(b)(2)(i)

         Rule l2g-4(a)(2)(ii)                      Rule l2h-3(b)(2)(ii)

                                                   Rule l5d-6

Approximate number of holders of record as of the certification or notice date:
   Zero


         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   March 20, 2006           By: /s/Wendy L. Aumiller
                                 Wendy L. Aumiller, Vice President & Treasurer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


               Persons who respond to the collection of information contained in this form are not required to respond unless the form
SEC2069(12-04) displays a currently valid 0MB control number.

            The Cincinnati Gas & Electric Company Registered Securities


                                                 PRINCIPAL           PRINCIPAL
DEBT ISSUE            INTEREST  DATE   MATURITY   AMOUNT               AMOUNT
DESCRIPTION             RATE   ISSUED    DATE     ISSUED     CUSIP  OUTSTANDING

OTHER LONG TERM DEBT Senior Unsecured Debt

SeniorDebsFixed@     6.900%01-Jun-9501-Jun-25 150,000,000 172070BT0 150,000,000
SeniorDebsFixed@     6.400%01-Apr-9801-Apr-08 100,000,000 172070CE2 100,000,000
SeniorDebsFixed@     5.700%23-Sep-0215-Sep-12 500,000,000 172070CN2 500,000,000
SeniorDebs2003AFixed@5.400%16-Jun-0315-Jun-33 200,000,000 172070CP7 200,000,000
SeniorDebs2003BFixed@5.375%16-Jun-0315-Jun-33 200,000,000 172070CQ5 200,000,000